New Gold Provides Notice of Release of Second Quarter 2018 Results

July 10, 2018 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) plans to release its second quarter 2018 financial results after market close on Wednesday, July 25, 2018. A webcast and conference call to discuss these results will be held on Thursday, July 26, 2018 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until August 26, 2018 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 9269608. An archived webcast will also be available until October 26, 2018 at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

For further information, please contact:

Julie Taylor
Director, Corporate Communications
and Investor Relations
Toll Free: 1-888-315-9715
Direct: +1 (416) 324-6015
Email: info@newgold.com